FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Inscription in Securities Register No. 175

Santiago, September 4, 2014

Ger. Gen. No. 76/2014.

Mr.

Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda No. 1449

Santiago, Chile

Ref.:   SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enersis S.A. (the “Company”), I hereby inform you of the following significant event:

1.         As informed by the Company in the significant event dated April 30, 2014, Enersis S.A. executed a purchase agreement for acquiring all shares that Inkia Americas Holdings Limited indirectly holds in Generandes Perú S.A. (“Generandes”), equivalent to a 39.01% equity stake. Generandes in turn controls Edegel S.A.A. (“Edegel”), a Peruvian electricity generation company. The sale was agreed for an amount of US$ 413 million, which will be payable once the shares are transferred and once certain conditions precedent established in the agreement have been satisfied.

2.         Once the conditions precedent established in the purchase agreement have been met, Enersis S.A. has paid the agreed price today, and all the shares that Inkia Americas Holding Limited indirectly holds in Generandes have been transferred to Enersis S.A., equivalent to 39.01% of the shares issued by that company. Generandes in turn holds 54.20% of the equity shares issued by Edegel.

3.         Considering that Enersis S.A. already controls and consolidates Generandes Perú S.A. and Edegel S.A.A., this operation does not alter the value of the assets and liabilities of these subsidiaries registered in Enersis’ Consolidated Statements of Financial Position. The effects of this greater shareholding participation by Enersis S.A. will be reflected in the Consolidated Statements of Comprehensive Income of the Shareholders of Enersis (or parent company) as of this date.

4.         As a result of this sale, Enersis S.A. will be the parent company of the following subsidiaries:  Inkia Holdings (Acter) Limited; Southern Cone Power Ltd.; Latin America Holding I Ltd.; Latin America Holding II Ltd. and Southern Cone Power Perú S.A.A.

5.         The financing of this operation comes from the capital increase proceeds approved in the Extraordinary Shareholders’ Meeting held on December 20, 2012, which was successfully concluded with the subscription of 100% of the shares available as of March 2013, which raised approximately US$ 2.4 billion in cash.

Sincerely,

Ignacio Antoñanzas A.

General Manager

c.c.        Bolsa de Comercio de Santiago.

             Bolsa Electrónica de Chile.

             Bolsa de Corredores de Valparaíso.

             Banco Santander Santiago – Representatives of the Bond Holders.

             Comisión Clasificadora de Riesgos.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: September 4, 2014